PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(3) of the Rules and Regulations Under the Securities Act of 1933
(To Prospectus dated May 24, 2023)

Registration Statement No. 333-268835

SATIXFY COMMUNICATIONS LTD.

Ordinary Shares

This prospectus supplement supplements the prospectus dated May 24, 2023 (the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-268835). This prospectus supplement is being filed to update and supplement the information in the Prospectus, including (i) our results for the nine months ended September 30, 2023, (ii) the determination by the NYSE American LLC (the “NYSE”) to commence proceedings to delist from trading our warrants and (iii) the written notice from the NYSE that we are no longer in compliance with certain NYSE continued listing standards. We have attached to this prospectus supplement, and incorporated by reference into it, the reports on Form 6-K filed with the Securities and Exchange Commission on November 17, 2023, November 30, 2023 and December 1, 2023 by SatixFy Communications Ltd.

This prospectus supplement, together with the Prospectus, is to be used by the selling shareholders listed in the prospectus in connection with offers and sales from time to time of the ordinary shares and warrants to purchase ordinary shares of SatixFy Communications Ltd.

December 4, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 333-41544

SATIXFY COMMUNICATIONS LTD.
(Exact name of registrant as specified in its charter)

12 Hamada St., Rehovot 670315
Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

INFORMATION CONTAINED IN THIS REPORT

On November 16, 2023, the NYSE American LLC (the “NYSE”) notified SatixFy Communications Ltd. (the “Company”) that the NYSE determined to commence proceedings to delist the Company’s warrants, each exercisable for one Company ordinary share, from the NYSE and that trading in the Company’s warrants (ticker symbol “SATX.WSA”) would be suspended immediately, due to their low trading price levels pursuant to Section 1001 of the NYSE American Company Guide.  Trading in the Company’s ordinary shares (ticker symbol “SATX”) will continue on the NYSE and is not affected by this determination.  The NYSE issued a press release stating the foregoing on November 17, 2023. The Company does not intend to appeal the NYSE’s determination.

The warrants that previously traded on the NYSE American under the symbol “SATX.WSA” may be quoted and traded in the over-the-counter market.

The NYSE will apply to the Securities and Exchange Commission to delist the warrants upon completion of all applicable procedures, including any appeal by the Company of the NYSE Regulation staff’s decision.

[Signature page follows]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATIXFY COMMUNICATIONS LTD.

By:	/s/ Oren Harari
	Name:	Oren Harari
	Title:	Interim Chief Financial Officer

Date: November 17, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023
Commission File Number: 001-41641

SATIXFY COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

12 Hamada Street, Rechovot 670315
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

On November 30, 2023, SatixFy Communications Ltd. (the “Company”) issued a press release announcing the Company’s financial results for the nine month period ended September 30, 2023. A copy of the press release is furnished herewith as Exhibit 99.1.

In addition, on the same day, the Company issued unaudited interim condensed consolidated financial statements as of September 30, 2023, furnished herewith as Exhibit 99.2.

Attached hereto and incorporated by reference herein are the following exhibits:

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Registrant's press release entitled “SatixFy Announces Nine Months 2023 Results”
99.2	Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2023

This 6-K (excluding the two paragraphs immediately preceding the heading “2023 Results for the Nine Months Ended September 30, 2023” in Exhibit 99.1) is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2022 (Registration No. 333-268005), its Registration Statements on Form F-1/A filed with the Securities and Exchange Commission on May 11, 2023 (File No. 333-268835) and January 19, 2023 (File No. 333-268510) and its Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on September 21, 2022 (File No. 333-267015).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SatixFy Communications Ltd. By: /s/ Oren Harari Oren Harari Interim Chief Financial Officer

November 30, 2023

Exhibit 99.1

SatixFy Announces Nine Months 2023 Results

Rehovot, Israel – November 30, 2023 – SatixFy Communications Ltd. (the “Company” or “SatixFy”) (NYSE AMERICAN: SATX), a pioneering force in next-generation satellite communication systems driven by in-house developed chipsets, has released its consolidated financial results for the nine month period ending on September 30, 2023.

Financial Highlights for the Nine Month Period Ended September 30, 2023

•	Total Revenues: $8.9 million, reflecting a 31% increase compared to $6.8 million in the same period in 2022. The increase was primarily driven by increased sales of products.

•
Gross Profit: $4.5 million (gross margin of 50.8%), a 21% increase from $3.7 million (gross margin of 56%) in the first nine months of 2022. The increase in gross profit and margin was attributed to increased product sales with slightly lower margins than development services.

•	Operating Loss: $28.1 million, compared with $16.8 million for the same period in 2022. The increase was mainly attributed to higher Research and Development (R&D) costs, as described below.

•	Expenses Breakdown:

•
Research and Development (R&D): $25.1 million, compared to $13.3 million in the same period in 2022. This increase in R&D expenses was primarily related to the final design stage of the Company's advanced space-grade chips, encompassing tape-out costs and post-manufacture testing expenses.

•	Selling and Marketing: $1.8 million compared to $1.7 million in the same period in 2022.

•	General and Administrative: $5.6 million compared to $5.5 million in the same period in 2022.

•
Finance Expenses: $31.8 million compared to $9.8 million in the same period in 2022. The increase was primarily attributed to a change in the valuation of the Forward Purchase Agreement due to a decrease in the market price of the Company’s ordinary shares, offset by finance income resulting from a similar adjustment in the valuation of Price Adjustment of Shares.

•	Cash and Cash Equivalents: As of September 30, 2023, totalled $6.2 million, compared to $11.9 million as of December 31, 2022.

Management Commentary

Nir Barkan, Acting CEO of SatixFy, commented, “We are happy to show solid revenue growth in the year-to-date versus the same period last year. With upcoming chip releases, we are in active discussions with key potential customers, which we aim to bring to a successful conclusion in the coming quarters. We believe that we offer a compelling value proposition to our customers, which consist of significant potential CAPEX savings, improved communication efficiencies and performance, and reduced satellite size enabling coverage across fewer satellites. We believe we are at a pivotal moment in our industry, given the rapidly growing Low Earth Orbit (LEO) satellite market. We remain committed to continuing our significant investments in R&D in order to maintain our leading edge and advance our satellite communication systems and chipsets.”

Yoav Leibovitch, Executive Chairman of SatixFy, commented on the $60 million agreement with MDA Ltd. which closed at the end of October and included the sale of one of SatixFy's UK subsidiaries, adding, “This strategic move has refocused SatixFy on its core competencies, fortifying a long-term business relationship with a leading satellite developer and providing us with $20 million in advanced payments for cutting-edge space-grade ASICs. We remain focused on fortifying our market-leading position while increasing our sales in both the satellite and ground terminal chipset markets.”

About SatixFy

SatixFy develops end-to-end next-generation satellite space and ground communications systems, including satellite multi beam digital antennas, user terminals and modems, based on powerful chipsets that it develops in house.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced VSATs and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, using LEO, MEO and GEO satellite communications systems, for aero/in-flight connectivity systems, high-end communications-on-the-move applications, and more.

SatixFy is headquartered in Rehovot, Israel with additional offices in the UK, US and Bulgaria.

For more information, please refer to www.SatixFy.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to substantial risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified under the section titled “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2023 (the “20-F”), and SatixFy’s other filings with the SEC from time to time. These risks and uncertainties include, but are not limited to, the following: the NYSE American LLC (the “NYSE American”) may delist the Company’s ordinary shares if it does not accept the Company’s plan to regain compliance with the listing standards in connection with its written notice of noncompliance delivered to the Company, if the Company does not make progress according to that plan or if the plan fails to achieve its intended result; the issuance of the notice of noncompliance by the NYSE American may result in negative publicity and a loss of investor confidence in the Company’s stock and the Company’s share price may decline and/or there may volatility or a lack of trading in the Company’s stock; SatixFy has limited capital currently available and will need to raise additional capital in the future to fund its operations and develop its technology and chips and satellite communications systems; SatixFy may be unable to raise sufficient capital on favorable or acceptable terms, if at all, and make the necessary investments in technology development; the risk that SatixFy will not be successful in making chip releases or that such releases will be delayed; the risk that SatixFy will not be able to make sufficient investments in order to maintain its leading edge and advance its satellite communication systems and chipsets; the risk that SatixFy will not be able to expand its sales; the risk that some or all of the expected benefits of the transaction between the Company and MDA Ltd. (“MDA”) will not be achieved; the risks associated with the potential loss of revenue resulting from the sale of SatixFy Space Systems UK Ltd. (“SatixFy Space Systems”) to MDA; the risk that, as a result of the sale of SatixFy Space Systems and the commercial agreements with MDA and its affiliates, SatixFy will be unable to perform its contractual commitments to MDA and its affiliates, which could result in, among other things, limitations on its ability to use or dispose of its intellectual property related to its Prime2 and Sx4000 space grade chips and/or the obligation to repay to MDA significant amounts advanced by MDA; the risk that the transaction with MDA will not give SatixFy a significant competitive advantage or open up its products to broader markets or new customers; the risk that the transaction with MDA will not to lead to increased collaboration between MDA and SatixFy; the risk that the transaction will not represent a strong step forward in the commercialization of SatixFy’s technology or increase SatixFy’s chipset sale into satellite digital payloads and the risk that SatixFy will not expand its ground terminals and chipset offering to the satellite communication markets or will fail to successfully obtain its expected volume of orders in the timeframe it expects, or at all; the risk that Satixfy may not be able to commercialize its products as anticipated and achieve the anticipated benefits for its customers; and SatixFy is an early stage company with a history of losses, has generated less revenues than its prior projections, and has not demonstrated a sustained ability to generate predictable revenues or cash flows and may not generate revenue as expected.

Contacts

Investor Contact:
Kenny Green & Ehud Helft, EK Global IR, satixfy@ekglobal.com

Media Contact:
Helena Itzhak / Aviv Sax Nahamoni, info@satixfy.com

Exhibit 99.2

SATIXFY COMMUNICATIONS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023

SATIXFY COMMUNICATIONS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023

TABLE OF CONTENTS

Unaudited Interim Condensed Consolidated Statements of Financial Position	2-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss	4
Unaudited Interim Condensed Consolidated Statements of Cash Flows	5

The amounts are stated in thousands of USD

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of USD)

	September 30,	September 30,	December 31,
	2023	2022	2022

ASSETS:
CURRENT ASSETS:
Cash and cash equivalents	6,190	18,807	11,934
Trade accounts receivable	1,138	2,226	1,295
Contract assets	5,362	4,059	5,035
Prepaid expenses and other	1,740	1,853	3,648
Government departments and agencies receivables	6,495	3,778	6,156
Related parties	90	93	157
Derivatives FPA	-	-	12,775
Inventory	1,008	989	831
Total current assets	22,023	31,805	41,831

NON-CURRENT ASSETS:
Right-of-use assets, net	2,221	2,896	2,794
Property, plant and equipment, net	1,543	1,372	1,643
Investment in Jet Talk	1,585	2,058	1,777
Long term deposits	198	275	203
Derivatives FPA	-	-	28,077
Total non-current assets	5,547	6,601	34,494

TOTAL ASSETS	27,570	38,406	76,325

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

2

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of USD)

	September 30,	September 30,	December 31,
	2023	2022	2022

LIABILITIES AND SHAREHOLDERS’ DEFICIT:
CURRENT LIABILITIES:
Trade payables	1,951	1,247	1,459
Short term loans from financial institutions	-	-	-
Contract liabilities	104	300	622
ESA advance payments	4,819	5,966	5,800
Prepayment from customer	25,071	11,448	12,176
Lease liabilities	715	1,017	1,021
Other accounts payable and accrued expenses	5,041	7,649	7,843
FPA Derivative ST	1,504	-	-
Related parties	336	208	408
Total current liabilities	39,541	27,835	29,329

NON-CURRENT LIABILITIES:
Long term loans from financial institutions	61,933	50,740	54,926
Lease liabilities	1,859	2,354	2,280
Derivatives instruments liabilities	312	866	20,305
Liability for royalties payable	1,138	1,506	1,107
Derivatives FPA	12,100	-	-
Total non-current liabilities	77,342	55,466	78,618

SHAREHOLDERS’ DEFICIT:
Share Capital	-	-	-
Share Premium	448,481	53,973	446,488
Capital reserves	3,845	5,800	3,498
Accumulated deficit	(541,639)	(104,668)	(481,608)
Total shareholders’ deficit	(89,313)	(44,895)	(31,622)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	27,570	38,406	76,325

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

3

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of USD)

	Nine months ended
	September 31,
	2023	2022

Revenues:
Development services and preproduction	6,357	6,478
Sale of products	2,529	328
Total revenues	8,886	6,806

Cost of sales and services:
Development services and preproduction	3,213	2,862
Sale of products	1,154	202
Total cost of sales and services	4,367	3,064

Gross profit	4,519	3,742

Research and development expenses, net	25,114	13,346
Selling and marketing expenses	1,847	1,699
General and administrative expenses	5,614	5,537
Loss from operations	(28,056)	(16,840)

Finance income	53	-
Finance expenses	(31,804)	(9,796)
Other income	-	5,865
Company's share in the loss of a company accounted by equity method, net	(193)	(79)
Loss before income taxes	(60,000)	(20,850)
Income taxes	-	-
Loss for the period	(60,000)	(20,850)

Other comprehensive income (loss) net of tax:
Items that will or may be reclassified to profit or loss:
Exchange gain (loss) arising on translation of foreign operations	317	4,744
Total comprehensive loss for the period	(59,683)	(16,106)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

4

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of USD)

	Nine months ended
	September 30,
	2023	2022
Cash flows from operating activities:
Loss for the year	(60,000)	(20,850)
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	901	1,084
Company's share in the loss of a company accounted by equity method, net	193	79
Finance expenses on loans	6,593	341
Change in the fair value of derivatives	24,437	(192)
Share based payments	1.966	398
Decrease (Increase) in trade accounts receivable	186	(1,746)
Decrease (Increase) in contract assets	(304)	1,131
Increase in inventory	(177)	(304)
Increase (Decrease) in other current assets	1,750	(3,386)
Increase in trade payables	464	(6.656)
Increase in ESA prepayments	(1,092)	(8,267)
Increase in other accounts payable and accrued expenses	(3,458)	676
Increase in prepayments from customers	12,995	10,307
Increase (decrease) in liability for royalties payable	32	325
Net cash used in operating activities	(15,514)	(27,060)

Cash flows from investing activities
Decrease (Increase) in long-term bank deposit	3	(8)
Purchase of property and equipment	(86)	(515)
Net cash used in investing activities	(83)	(523)

Cash flows from financing activities
Receipt of long-term loans from a financial institution	-	52,837
Repayment of loan to shareholder	-	(5,000)
Repayment of loans from banks	-	(13,818)
Repayment of royalty liability	-	(188)
Payments of lease liabilities	(454)	(816)
Issuance of shares (FPA)	10,026	5,056
Option exercises to shares by employees	26	-
Net cash provided by financing activities	9,598	38,071
Increase (decrease) in cash and cash equivalents	(5,999)	10,488
Cash and cash equivalents balance at the beginning of the year	11,934	3,854
Effect of changes in foreign exchange rates on cash and cash equivalents	255	4,465
Cash and cash equivalents balance at the end of the year	6,190	18,807

5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023
Commission File Number: 001-41641

SATIXFY COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

12 Hamada Street, Rechovot 670315
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

On November 30, 2023, SatixFy Communications Ltd. (the “Company”) received written notice (the “Notice”) from the NYSE American LLC (the “NYSE”) that the Company is no longer in compliance with certain NYSE continued listing standards. On December 1, 2023, the Company issued a press release regarding receipt of the Notice. A copy of the press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press release dated December 1, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SatixFy Communications Ltd. By: /s/ Oren Harari Oren Harari Interim Chief Financial Officer

December 1, 2023

Exhibit 99.1

SatixFy Receives NYSE American Notice of Non-compliance with Continued Listing Standards

Rehovot, Israel, December 1, 2023. SatixFy Communications Ltd. (the “Company” or “SatixFy”) (NYSE AMERICAN: SATX), announced today that on November 30, 2023 the Company received written notice from the NYSE American LLC (“NYSE American”) stating that the Company is not in compliance with the continued listing standards, as set forth in Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the NYSE American Company Guide (the “Company Guide”).

Generally, Section 1003(a) of the Company Guide requires companies to have a minimum stockholders’ equity of $2,000,000 in 2 of its 3 most recent fiscal years, or requires companies to satisfy either of the following criteria: (1) A total value of market capitalization of at least $50,000,000; or total assets and revenue of $50,000,000 each in its last fiscal year, or in two of its last three fiscal years; and (2) The issuer has at least 1,100,000 shares publicly held, a market value of publicly held shares of at least $15,000,000 and 400 round lot shareholders (the “Alternative Listing Criteria”). The Company does not currently satisfy the Alternative Listing Criteria due to a recent decline in its market capitalization below $50,000,000.

 In order to maintain its listing, the Company must submit a plan of compliance within a 30 day deadline after its receipt of the notice addressing how it intends to regain compliance with the applicable listing standards by May 30, 2025. If the Company’s plan is accepted, the Company may be able to continue its listing, and will be subject to periodic reviews by the NYSE American. If the plan is not accepted, or if it is accepted, but the Company is not in compliance with the continued listing standards by May 30, 2025, or if the Company does not make progress consistent with the plan, the NYSE American will initiate delisting procedures as appropriate. In the interim, the Company’s ordinary shares will continue to be listed on the NYSE American exchange while it attempts to regain compliance with the continued listing standards.

The Company is currently preparing a plan to address the steps it will take to regain compliance with applicable NYSE American listing standards and intends to submit it by the applicable deadline. The Company’s plan will be based in-part on expected upcoming business progress and technological development, including potential positive announcements it expects to make in the near-term of new customers and new orders that it believes should evidence that its valuation should be higher.

About SatixFy

SatixFy develops end-to-end next-generation satellite communications systems, including satellite payloads, user terminals and modems, based on powerful chipsets that it develops in house.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced VSATs and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, using LEO, MEO and GEO satellite communications systems, for aero/in-flight connectivity systems, high-end communications-on-the-move applications, and more.

SatixFy is headquartered in Rehovot, Israel with additional offices in the UK, US and Bulgaria.

For more information, please refer to www.SatixFy.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to substantial risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified under the section titled “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2023 (the “20-F”), and SatixFy’s other filings with the SEC from time to time. These risks and uncertainties include, but are not limited to, the following: the NYSE American may delist the Company’s ordinary shares if it does not accept the Company’s plan to regain compliance with the listing standards, if the Company does not make progress according to that plan or if the plan fails to achieve its intended result; the issuance of the notice of noncompliance by the NYSE American may result in negative publicity and a loss of investor confidence in the Company’s stock and the Company’s share price may decline and/or there may volatility or a lack of trading in the Company’s stock; SatixFy has limited capital currently available and will need to raise additional capital in the future to fund its operations and develop its technology and chips and satellite communications systems; SatixFy may be unable to raise sufficient capital on favorable or acceptable terms, if at all, and make the necessary investments in technology development; the risk that some or all of the expected benefits of the transaction between the Company and MDA Ltd. (“MDA”) will not be achieved; the risks associated with the potential loss of revenue resulting from the sale of SatixFy Space Systems UK Ltd. (“SatixFy Space Systems”) to MDA; the risk that, as a result of the sale of SatixFy Space Systems and the commercial agreements with MDA and its affiliates, SatixFy will be unable to perform its contractual commitments to MDA and its affiliates, which could result in, among other things, limitations on its ability to use or dispose of its intellectual property related to its Prime2 and Sx4000 space grade chips and/or the obligation to repay to MDA significant amounts advanced by MDA; the risk that the transaction with MDA will not give SatixFy a significant competitive advantage or open up its products to broader markets or new customers; the risk that the transaction with MDA will not to lead to increased collaboration between MDA and SatixFy; the risk that the transaction will not represent a strong step forward in the commercialization of SatixFy’s technology or increase SatixFy’s chipset sale into satellite digital payloads and the risk that SatixFy will not expand its ground terminals and chipset offering to the satellite communication markets or will fail to successfully obtain its expected volume of orders in the timeframe it expects, or at all; the risk that Satixfy may not be able to commercialize its products as anticipated and achieve the anticipated benefits for its customers; and SatixFy is an early stage company with a history of losses, has generated less revenues than its prior projections, and has not demonstrated a sustained ability to generate predictable revenues or cash flows and may not generate revenue as expected.

Contacts

Investor Contact:
Kenny Green & Ehud Helft, EK Global IR, satixfy@ekglobal.com

Media Contact:
Helena Itzhak / Aviv Sax Nahamoni, info@satixfy.com